Preliminary Pricing Supplement (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated May 27, 2011)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus, prospectus supplement and index supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Pricing Supplement dated April 18, 2013

$[—] Buffered iSuper TrackSM Notes due April 28, 2016 Linked to the Performance of the iShares® Dow Jones U.S. Real Estate Index Fund Global Medium-Term Notes, Series A, No. E-7847

Terms used in this preliminary pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Initial Valuation Date:	April 24, 2013

Issue Date:	April 29, 2013

Final Valuation Date:	April 25, 2016*

Maturity Date:	April 28, 2016**

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	iShares® Dow Jones U.S. Real Estate Index Fund (the “ETF”) (Bloomberg ticker symbol “IYR UP <Equity>”)

Periodic Amounts:

[$3.625 – $3.75]*** per $1,000 Note, payable quarterly in arrears on the 29th day of each January, April, July and October during the term of the Notes, subject to the following (unadjusted) business day convention, beginning on July 29, 2013 and ending on Maturity Date.

***     The actual Periodic Amount will be set on the Initial Valuation Date and will not be less than $3.625 per $1,000 principal amount Note.

Performance Cap:	15.00%

Buffer Percentage:	15.00%

Payment at Maturity:

The payment at maturity on the Notes will be calculated as follows (in each case, subject to our credit risk):

•      If the Reference Asset Return is greater than 0%, you will receive on the Maturity Date, in addition to the final Periodic Amount, a cash payment per $1,000 principal amount Note equal to (a) $1,000 plus (b) $1,000 times the Reference Asset Return, calculated as follows:

$1,000 + [$1,000 × Reference Asset Return]

•      If the Reference Asset Return is less than or equal to 0.00% and equal to or greater than -15.00%, you will receive on the Maturity Date, in addition to the final Periodic Amount, a cash payment of $1,000 per $1,000 principal amount Note; and

•      If the Reference Asset Return is less than -15.00%, you will receive on the Maturity Date, in addition to the final Periodic Amount, a cash payment per $1,000 principal amount Note equal to (a) $1,000 plus (b) (i) $1,000 times (ii) the Reference Asset Return plus the Buffer Percentage , calculated as follows:

$1,000 + [$1,000 × (Reference Asset Return + 15.00%)]

If the ETF declines by more than 15% from the Initial Price to the Final Price, you will lose 1% of the principal amount of your Notes for every 1% that the Reference Asset Return falls below -15.00%. You may lose up to 85.00% of the principal amount of your Notes, without considering the Periodic Amounts. Any payment on the Notes, including payment of Periodic Amounts and any payment due at maturity, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this preliminary pricing supplement.

ETF Performance:	The performance of the ETF from the Initial Price to the Final Price, calculated as follows, subject to the Performance Cap: Final Price – Initial Price Initial Price

Reference Asset Return:

The lesser of (a) the ETF Performance and (b) the Performance Cap.

The Reference Asset Return will not under any circumstances exceed the Performance Cap. Accordingly, if the ETF Performance is equal to or greater than the Performance Cap, you will receive on the Maturity Date, in addition to the final Periodic Amount, a cash payment of $1,150.00 per $1,000 principal amount Note, the maximum possible payment under the Notes.

Initial Price:	[—], the Closing Price of the ETF on the Initial Valuation Date.

Final Price:	The Closing Price of the ETF on the Final Valuation Date.

Closing Price:

With respect to the ETF on a valuation date, the official closing price per share of the ETF on that valuation date as displayed on Bloomberg Professional® service page “IYR UP <Equity>” or any successor service, as applicable.

In certain circumstances, the Closing Price of the ETF will be based on the alternate calculation of the ETF as described under “Reference Assets—Exchange-Traded Funds—Adjustments Relating to Securities with the Reference Asset Comprised of an Exchange-Traded Fund or Exchange-Traded Funds” in the accompanying Prospectus Supplement.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06741TTA5 and US06741TTA50

*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Exchange-Traded Funds—Market Disruption Events for Securities with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds Comprised of Equity Securities” in the accompanying prospectus supplement.
**	Subject to postponement in the event of a market disruption event and as described under “Terms of the Notes—Maturity Date” and “Reference Assets—Exchange-Traded funds—Market Disruption Events for Securities with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds Comprised of Equity Securities” in the accompanying prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page PPS-6 of this preliminary pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this preliminary pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡	Proceeds to Barclays Bank PLC
Per Note	100%	0.00%	100%
Total	$	$	$

‡	Investors that hold their Notes in fee-based advisory or trust accounts may be charged fees by the investment advisor or manager of such account based on the amount of assets held in those accounts, including the Notes.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this preliminary pricing supplement. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this preliminary pricing supplement together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated May 27, 2011, relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This preliminary pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

Our SEC file number is 1-10257. As used in this preliminary pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the ETF?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this preliminary pricing supplement is the number, expressed as a percentage, that results from comparing, per $1,000 principal amount Note, (a) the payment at maturity plus (b) Periodic Amounts paid on or prior to the Maturity Date to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. These examples do not take into account any tax consequences from investing in the Notes.

The numbers appearing in the following table and examples have been rounded for ease of analysis. The following table and assumptions also make the following assumptions:

•	The investor purchases $1,000 principal amount of Notes on the Issue Date at the Price to the Public indicated on the cover page of this preliminary pricing supplement and holds the Notes to maturity.

•	No market disruption events, reorganization events or events of default occur during the term of the Notes.

•	Initial Price of the ETF: $71.91

•	Buffer Percentage: 15.00%

•

Periodic Amounts: $3.625 per $1,000 principal amount Note, paid quarterly, resulting in aggregate Periodic Amount payments of $43.50 per $1,000 principal amount Note, or 4.35% per Note, over the term of the Notes.

•	Performance Cap: 15.00%

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Final Price of the ETF ($)	ETF Performance	Reference Asset Return	Payment at Maturity (excluding the final Periodic Amount)*	Total Return on Notes (including all Periodic Amounts)
143.82	100.00%	15.00%	$1,150.00	19.35%
140.22	95.00%	15.00%	$1,150.00	19.35%
133.03	85.00%	15.00%	$1,150.00	19.35%
125.84	75.00%	15.00%	$1,150.00	19.35%
118.65	65.00%	15.00%	$1,150.00	19.35%
111.46	55.00%	15.00%	$1,150.00	19.35%
104.27	45.00%	15.00%	$1,150.00	19.35%
97.08	35.00%	15.00%	$1,150.00	19.35%
89.89	25.00%	15.00%	$1,150.00	19.35%
86.29	20.00%	15.00%	$1,150.00	19.35%
82.70	15.00%	15.00%	$1,150.00	19.35%
79.10	10.00%	10.00%	$1,100.00	14.35%
75.51	5.00%	5.00%	$1,050.00	9.35%
73.35	2.00%	2.00%	$1,020.00	6.35%
71.91	0.00%	0.00%	$1,000.00	4.35%
68.31	-5.00%	-5.00%	$1,000.00	4.35%
64.72	-10.00%	-10.00%	$1,000.00	4.35%
61.12	-15.00%	-15.00%	$1,000.00	4.35%
53.93	-25.00%	-25.00%	$900.00	-5.65%
46.74	-35.00%	-35.00%	$800.00	-15.65%
39.55	-45.00%	-45.00%	$700.00	-25.65%
32.36	-55.00%	-55.00%	$600.00	-35.65%
25.17	-65.00%	-65.00%	$500.00	-45.65%
17.98	-75.00%	-75.00%	$400.00	-55.65%
10.79	-85.00%	-85.00%	$300.00	-65.65%
3.60	-95.00%	-95.00%	$200.00	-75.65%
0.00	-100.00%	-100.00%	$150.00	-80.65%

*	per $1,000 principal amount Note

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The price of the ETF increases from an Initial Price of $71.91 to a Final Price of $73.35.

Because the ETF Performance of 2.00% does not exceed the Performance Cap of 15.00%, the Reference Asset Return is equal to the ETF Performance. Accordingly, the investor receives, in addition to the final Periodic Amount, a payment maturity of $1,020.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + [$1,000 × Reference Asset Return]

$1,000 + [$1,000 × 2.00%] = $1,020.00

The total return on the investment of the Notes (including return consisting of Periodic Amounts) is 6.50% (2.00% + 4.50%).

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Example 2: The price of the ETF increases from an Initial Price of $71.91 to a Final Price of $86.29.

Because the ETF Performance of 20.00% exceeds the Performance Cap of 15.00%, the Reference Asset Return is equal to the Performance Cap. Accordingly, the investor receives, in addition to the final Periodic Amount, a payment maturity of $1,150.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + [$1,000 × Reference Asset Return]

$1,000 + [$1,000 × 15.00%] = $1,150.00

The total return on the investment of the Notes (including return consisting of Periodic Amounts) is 19.35% (15.00% + 4.35%).

Example 3: The price of the ETF decreases from an Initial Price of $71.91 to a Final Price of $64.72.

Because the ETF Performance of -10.00% does not exceed the Performance Cap of 15.00%, the Reference Asset Return is equal to the ETF Performance. Although the Reference Asset Return is negative, because the Final Price is less than the Initial Price by less than the Buffer Percentage of 15.00%, the investor receives, in addition to the final Periodic Amount, a payment maturity of $1,000 per $1,000 principal amount Note, calculated as follows:

The total return on the investment of the Notes (which is limited to return consisting of Periodic Amounts) is 4.35%.

Example 4: The level of the ETF decreases from an Initial Price of $71.91 to a Final Price of $39.55.

Because the ETF Performance of -45.00% does not exceed the Performance Cap of 15.00%, the Reference Asset Return is equal to the ETF Performance. Because the Final Price is less than the Initial Price by more than the Buffer Percentage of 15.00%, the investor receives, in addition to the final Periodic Amount, a payment maturity of $700 per $1,000 principal amount Note, calculated as follows:

$1,000 + [$1,000 × (Reference Asset Return + Buffer Percentage)]

$1,000 + [$1,000 × (-45.00% + 15.00%)] = $700.00

The total return on the investment of the Notes (including return consisting of Periodic Amounts) is -25.65% (-30.00% + 4.35%).

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The Final Valuation Date, the Maturity Date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event with respect to the ETF as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities”; and

•	For a description of further adjustments that may affect the ETF, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index”.

•

Appreciation Potential—The Notes provide the opportunity to access a positive ETF Performance, up to the Performance Cap. In addition, you will receive quarterly Periodic Amounts payable on the dates set forth on the cover page of this preliminary pricing supplement. Because the Notes are our senior unsecured obligations, payment of any Periodic Amount or any amount due at maturity is subject to our ability to pay our obligations as they become due and is not guaranteed by any third party.

•

Exposure to the iShares® Dow Jones U.S. Real Estate Index Fund—The ETF seeks investment results that correspond generally to the price and yield performance, before fees and expenses, to the performance of the real estate sector of the U.S. equity market, as represented by the Dow Jones U.S. Real Estate Index (the “Underlying Index”). For more information regarding the ETF, see “Description of the ETF” in this preliminary pricing supplement.

•

Material U.S. Federal Income Tax Considerations—The material tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes).

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described below. This opinion assumes that the description of the terms of the Notes in this preliminary pricing supplement is materially correct.

The U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid income-bearing cash-settled executory contract with respect to the ETF. If your Notes are so treated, you will likely be taxed on the Periodic Amounts as ordinary income in accordance with your

PPS-4

regular method of accounting for U.S. federal income tax purposes and, subject to the discussion of Section 1260 below, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time (other than the amount attributable to the Periodic Amount, which will likely be treated as ordinary income) and the amount you paid for your Notes. Such capital gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year. Any character mismatch arising from your inclusion of ordinary income in respect of the Periodic Amounts and capital loss (if any) upon the sale or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations.

Although not entirely clear, it is possible that the purchase and ownership of the Notes could be treated as a “constructive ownership transaction” with respect to the ETF that is subject to the constructive ownership rules of Section 1260 of the Internal Revenue Code. If your Notes were subject to the constructive ownership rules, then any long-term capital gain that you realize upon the sale or maturity of your Notes would be recharacterized as ordinary income to the extent that such long-term capital gain exceeds the amount of long-term capital gain that you would have realized had you purchased the actual number of shares of the ETF referenced by your Notes on the date that you purchased your Notes and sold those shares on the date of the sale or maturity of the Notes (the “Excess Gain Amount”), and you would be subject to an interest charge on deferred tax liability with respect to such Excess Gain Amount. Because, in general, the maturity payment of the Notes will only reflect the appreciation or depreciation in the value of the shares of the ETF and will not be determined by reference to any short-term capital gains or ordinary income, if any, that is recognized by holders of shares of the ETF, and because the Reference Asset Return on the Notes is calculated without any leverage, we believe that (subject to the discussion below) the Excess Gain Amount should be equal to zero, and that the application of the constructive ownership rules should accordingly not have any adverse effects to you. In addition, the Excess Gain Amount could be greater than zero if you purchase your Notes for an amount that is less than the principal amount of the Notes or if the return on the Notes is adjusted to take into account any extraordinary dividends that are paid on the shares of the ETF. Furthermore, if another exchange traded fund is substituted for the ETF, the Excess Gain Amount could be greater than zero if you would have recognized short-term capital gain if you had directly owned the ETF and sold the ETF to purchase its substitute. You should be aware that, if the Notes are subject to the constructive ownership rules, the Excess Gain Amount will be presumed to be equal to all of the gain that you recognize in respect of the Notes (in which case all of such gain would be recharacterized as ordinary income that is subject to an interest charge) unless you provide clear and convincing evidence to the contrary. Because the application of the constructive ownership rules is unclear, however, you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the Notes.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. Other alternative treatments for your Notes may also be possible under current law. For example, it is possible that the Notes could be treated as a notional principal contract that is comprised of a swap component and a loan component. If your Notes were treated as notional principal contracts, you could be required to accrue income over the term of your Notes in respect of the loan component (which may exceed the Periodic Amounts that are paid on the Notes), and any gain or loss that you would recognize upon the maturity of your Notes would likely be treated as ordinary gain or loss.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this preliminary pricing supplement.

Medicare Tax. As discussed under “Certain U.S. Federal Income Tax Considerations—Medicare Tax” in the accompanying prospectus supplement, certain U.S. holders will be subject to a 3.8% Medicare tax on their “net investment income” if their modified adjusted gross income for the taxable year is over a certain threshold. Net investment income will include any gain that a U.S. holder recognizes upon the sale or maturity of the Notes, unless such income is derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). It is not clear, however, whether the Medicare tax would apply to the Periodic Amounts that you receive on the Notes, unless such Periodic Amounts are derived in the ordinary course of the conduct of a trade or business (in which case the Periodic Amounts should be treated as net investment income if they are derived in a trade or business that consists of certain trading or passive activities and should otherwise not be treated as net investment income). Accordingly, U.S. holders that do not hold the Notes in the ordinary conduct of a trade or business should consult their tax advisors regarding the application of the Medicare tax to the Periodic Amounts.

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“Specified Foreign Financial Asset” Reporting. Under legislation enacted in 2010, owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions, as well as any of the following (which may include your Notes), but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Non-U.S. Holders. Barclays currently does not withhold on payments to non-U.S. holders in respect of instruments such as the Notes. However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any Periodic Amount at a 30% rate, unless you have provided to Barclays (i) a valid Internal Revenue Service Form W-8ECI or (ii) a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding. If Barclays elects to withhold and you have provided Barclays with a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding, Barclays may nevertheless withhold up to 30% on payments it makes to you if there is any possible characterization of the payments that would not be exempt from withholding under the treaty. Non-U.S. holders will also be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding—” in the accompanying prospectus supplement.

In addition, the Treasury Department has issued proposed regulations under Section 871(m) of the Internal Revenue Code which could ultimately require us to treat all or a portion of any payment in respect of your Notes as a “dividend equivalent” payment that is subject to withholding tax at a rate of 30% (or a lower rate under an applicable treaty). However, such withholding would potentially apply only to payments made after December 31, 2013. You could also be required to make certain certifications in order to avoid or minimize such withholding obligations, and you could be subject to withholding (subject to your potential right to claim a refund from the Internal Revenue Service) if such certifications were not received or were not satisfactory. You should consult your tax advisor concerning the potential application of these regulations to payments you receive with respect to the Notes when these regulations are finalized.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the ETF. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”;

•	“Risk Factors—Additional Risks Relating to Securities with a Barrier Percentage or a Barrier Level;

•	“Risk Factors—Additional risks Relating to Securities with a Maximum Return, Maximum Rate, Ceiling or Cap”; and

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds.”

In addition to the risks described above, you should consider the following:

•

Your Investment in the Notes May Result in a Significant Loss—The Notes do not guarantee any return of principal. The Notes provide for limited protection (subject to our credit risk) at maturity and only to the extent afforded by the Buffer Percentage. If the Reference Asset Return is negative, the payment at maturity of the Notes will depend on the extent to which the Final Price declines from the Initial Price. If the Final Price declines by more than 15% from the Initial Price, you will lose an amount equal to 1% of the principal amount of your Notes for every 1% that the Reference Asset Return falls below -15%. You may lose up to 85% of the principal amount of your Notes, without taking into account the Periodic Amounts.

Any payment on the Notes, including any principal protection feature and the payment of any Periodic Amounts, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this preliminary pricing supplement.

•

Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including the payment of any Periodic Amounts and including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

PPS-6

•

Any Positive Return on the Notes Will Not Exceed the Performance Cap Plus Return Consisting of Periodic Amounts—The Reference Asset Return will equal the lesser of the ETF Performance and the Performance Cap. In other words, the Reference Asset Return will be limited to the Performance Cap regardless of any appreciation of the ETF in excess of the Performance Cap, which may be significant. Accordingly, the maximum total return on the Notes will be limited to the Performance Cap plus a return consisting of the Periodic Amounts paid prior to and on the Maturity Date.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the ETF would have.

•

The Payment at Maturity on Your Notes (Excluding the Final Periodic Amount) is Not Based on the Price of the ETF at Any Time Other than the Initial Price on the Initial Valuation Date and the Final Price on the Final Valuation Date—The Final Price of the ETF and the ETF Performance (and, accordingly, the Reference Asset Return) will be based solely on the Final Price of the ETF on the Final Valuation Date as compared to the Initial Price on the Initial Valuation Date (subject to adjustments as described in the prospectus supplement). Therefore, if the price of the ETF dropped precipitously on the Final Valuation Date, the payment at maturity, if any, that you will receive for your Notes may be significantly less than it would otherwise have been had the payment at maturity been linked to the price of the ETF prior to such drop.

•

Certain Features of Exchange-Traded Funds Will Impact the Value of the Notes—The performance of the ETF does not fully replicate the performance of the Underlying Index, and the ETF may hold securities not included in the Underlying Index. The value of the ETF to which your Notes is linked is subject to:

•	Management risk. This is the risk that the investment strategy for the ETF, the implementation of which is subject to a number of constraints, may not produce the intended results.

•

Derivatives risk. The ETF may invest in futures contracts, options on futures contracts, options, swaps and other derivatives. A derivative is a financial contract, the value of which depends on, or is derived from, the value of an underlying asset such as a security or an index. Compared to conventional securities, derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices, and thus the ETF’s losses, and, as a consequence, the losses of your Notes, may be greater than if the ETF invested only in conventional securities.

•

The ETF May Underperform the Underlying Index—The performance of the ETF may not replicate the performance of, and may underperform, the Underlying Index. ETFs will reflect transaction costs and fees that will reduce their relative performances. Moreover, it is also possible that the ETFs may not fully replicate or may, in certain circumstances, diverge significantly from the performance of their respective underlying assets or indices. Because the return on your Notes is linked to the performance of the ETF and not its underlying assets, the return on your Notes may be less than that of an alternative investment linked directly to the underlying assets of the ETF or the stocks comprising the Underlying Index

•

Risks Associated with the Real Estate Industry—The ETF invests in companies that invest in real estate, such as REITs or real estate holding companies. The value of real estate and, consequently, companies that invest in real estate may be affected by many complex factors that interrelate with each other in complex and unpredictable ways. Such factors may include, but are not limited to, general economic and political conditions, liquidity in the real estate market, rising or falling interest rates, governmental actions and the ability of borrowers to obtain financing for real estate development or to repay their loans. ..Any negative developments in any such factor may negatively affect the value of companies that invest in real estate and, consequently, may adversely affect the ETF and the value of your Notes.

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Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

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Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this preliminary pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

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Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

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Taxes—The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes at a rate that may exceed the Periodic Amounts you receive on the Notes and whether all or part of the gain you may recognize upon the sale or maturity of an instrument such as the Notes should be treated as ordinary income. Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts. While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case increase the likelihood that you will be required to accrue income in respect of the Notes at a rate that may exceed the Periodic Amounts you receive on the Notes. The outcome of this process is uncertain. In addition, any character mismatch arising from your inclusion of ordinary income in respect of the Periodic Amounts and capital loss (if any) upon the sale or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations. You should consult your tax advisor as to the possible tax consequences of investing in the Notes.

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Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the ETF on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the ETF, the Underlying Index and the securities comprising the Underlying Index;

•	the time to maturity of the Notes;

•	the dividend rate underlying the ETF;

•	interest and yield rates in the market generally;

•	the supply and demand for the Notes;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the ETF

General

We have derived all information contained in this preliminary pricing supplement regarding the ETF, including, without limitation, its make-up, method of calculation and changes in its components, from the ETF’s prospectus dated September 1, 2012, revised as of April 8, 2013 and other publicly available information. We have not independently verified such information. Such information reflects the policies of, and is subject to change by, iShares®, Inc., BlackRock Institutional Trust Company, N.A. (“BTC”) and BlackRock Fund Advisors (“BFA”). The ETF is an investment portfolio maintained and managed by iShares®, Inc. BFA is currently the investment adviser to the ETF. The ETF is an exchange-traded fund that trades on the NYSE Arca, Inc. under the ticker symbol “IYR.”

iShares®, Inc. is a registered investment company that consists of numerous separate investment portfolios, including the ETF. Information provided to or filed with the SEC by iShares®, Inc. pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC’s website at http://www.sec.gov. For additional information regarding iShares®, Inc., BFA and the ETF, please see the ETF’s prospectus. In addition, information about iShares® and the ETF may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at www.ishares.com. We have not undertaken any independent review or due diligence of the SEC filings related to the ETF, any information contained on the iShares® website, or of any other publicly available information about the ETF. Information contained on the iShares® website is not incorporated by reference in, and should not be considered a part of, this preliminary pricing supplement.

Investment Objective and Strategy

The ETF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. The Underlying Index measures the performance of the real estate sector of the U.S. equity market. The Underlying Index includes companies in the following industry group: real estate holding and development and real estate investment trusts (“REITs”). As of March 31, 2012, the Underlying Index was concentrated in the REITs industry group, which comprised 95.91% of the market capitalization of the Underlying Index. For additional information regarding the Underlying Index, please see the section entitled, “Dow Jones U.S. Real Estate IndexSM”, below.

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BFA uses a “passive” or indexing approach to try to achieve the ETF’s investment objective. Unlike many investment companies, the ETF does not try to “beat” the index it tracks and does not seek temporary defensive positions when markets decline or appear overvalued. Indexing may eliminate the chance that the ETF will substantially outperform the Underlying Index but also may reduce some of the risks of active management, such as poor security selection. Indexing seeks to achieve lower costs and better after-tax performance by keeping portfolio turnover low in comparison to actively managed investment companies.

The ETF uses a representative sampling indexing strategy (as described below under “Representative Sampling”) to try to track the ETF Underlying Index. The ETF generally invests at least 90% of its assets in securities of the ETF Underlying Index and depository receipts representing securities in the Underlying Index. In addition, the ETF may invest up to 10% of its assets in other securities, including securities not in the Underlying Index but which BFA believes will help the ETF track the ETF Underlying Index, futures contracts, options on futures contracts, other types of options and swaps related to the Underlying Index, as well as cash and cash equivalents, including shares of money market funds affiliated with BFA or its affiliates.

As of April 9, 2013, the top holdings of the ETF by sector were Specialty REITS (29.57%), Retail REITS (20.20%), Industrial and Office REITS (17.98%), Residential REITS (12.61%), Mortgage REITS (8.88%), Hotel & Lodging REITS (4.45%), Real Estate Services (2.27%), and Diversified REITS (1.39%).

Representative Sampling

The ETF pursues a “representative sampling” indexing strategy in attempting to track the performance of the Underlying Index, and generally does not hold all of the equity securities included in the Underlying Index. The ETF invests in a representative sample of securities that collectively has an investment profile similar to the Underlying Index. Securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the Underlying Index.

Correlation

The Underlying Index is a theoretical financial calculation, while the ETF is an actual investment portfolio. The performance of the ETF and the Underlying Index will vary due to transaction costs, asset valuations, corporate actions (such as mergers and spin-offs), timing variances, and differences between the ETF’s portfolio and the Underlying Index resulting from legal restrictions (such as diversification requirements) that apply to the ETF but not to the Underlying Index or the use of representative sampling. A figure of 100% would indicate perfect correlation. “Tracking error” is the difference between the performance (return) of the ETF’s portfolio and the Underlying Index. BFA expects that, over time, the ETF’s tracking error will not exceed 5%. The ETF, using a representative sampling indexing strategy, can be expected to have a greater tracking error than a fund using a replication indexing strategy. Replication is an indexing strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

Industry Concentration Policy

The ETF will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the Underlying Index is concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities) and repurchase agreements collateralized by U.S. government securities are not considered to be issued by members of any industry.

Disclaimer

iShares® and BlackRock® are registered trademarks of BlackRock Inc. and its affiliates (“BlackRock”). BlackRock has licensed certain trademarks and trade names of BlackRock to Barclays Bank PLC. The Notes are not sponsored, endorsed, sold or promoted by BlackRock. BlackRock makes no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the notes. BlackRock has no obligation or liability in connection with the operation, marketing, trading or sale of the Notes.

Dow Jones U.S. Real Estate IndexSM

We have derived all information contained in this preliminary pricing supplement regarding the Dow Jones U.S. Real Estate IndexSM (the “Underlying Index”), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. The Underlying Index is a product of S&O Dow Jones Indices LLC (“S&P Dow Jones Indices”). Such information reflects the polices of, and is subject to change by S&P Dow Jones Indices. The Underlying Index is calculated, maintained, and published by S&P Dow Jones Indices. The information contained herein reflects the polices of, and is subject to change by S&P Dow Jones Indices. S&P Dow Jones Indices has no obligation to continue to publish, and may discontinue publication of, the Underlying Index.

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“Dow Jones®” and “Dow Jones US Real Estate IndexSM” are service marks of S&P Dow Jones Indices and have been sublicensed for use for certain purposes by us. The Notes are not sponsored, endorsed, sold or promoted by Dow Jones Indices or their affiliates and none of them makes any representation regarding the advisability of investing in such product(s).

The Underlying Index is a float-adjusted market capitalization-weighted real-time index that provides a broad measure of the performance of the real estate sector of the U.S. securities market. Component companies consist of Real Estate Investment Trusts (“REITs”) and other companies that invest directly or indirectly in real estate through development, management, or ownership, including property agencies. Because the Underlying Index is comprised primarily of REITs, the prices of the component stocks reflect changes in lease rates, vacancies, property development and other transactions. The Underlying Index was first calculated on February 14, 2000. The Underlying Index is a price return index, which means that dividend payments by component companies are not taken into account when calculating the level of the Underlying Index. The value of the Underlying Index was set to 100 on the base date of December 31, 1991.

The Underlying Index is a subset of the Dow Jones U.S. IndexSM, a broad-based measure of the U.S. stock market, which aims to measure the performance of 95% of U.S. stocks by float-adjusted market capitalization. The index universe is defined as all stocks traded on the major U.S. stock exchanges, minus any non-common issues and illiquid stocks. The Underlying Index is part of the Dow Jones Global Indexes, which is a benchmark family of indices that currently follows stocks from 42 countries.

Composition and Maintenance

Defining the Investable Universe: Index universe candidates must trade on a major U.S. stock exchange and must be common shares or other securities that have the characteristics of common equities. All classes of common shares, both fully and partially paid, are eligible. Fixed-dividend shares and securities such as convertible notes, warrants, rights, mutual funds, unit investment trusts, closed-end fund shares, and shares in limited partnerships are not eligible. Temporary issues arising from corporate actions, such as “when-issued shares,” are considered on a case-by-case basis when necessary to maintain continuity in a company’s index membership. REITs, listed property trusts (LPTs), and similar real-property-owning pass-through structures taxed as REITs by their domiciles are also eligible. Multiple classes of shares are included if each issue, on its own merit, meets the other eligibility criteria. Securities that have had more than ten nontrading days during the past quarter are excluded.

Stock Selection: The index universe is sorted by float-adjusted market capitalization and the stocks in the top 95% are selected as components of the Dow Jones U.S. IndexSM, excluding stocks that fall within the bottom 1% of the universe according to their free-float market capitalization and within the bottom .01% of the universe according to their turnover. To be included in the Underlying Index, the issuer of each component security must be classified in the Real Estate supersector, as defined by the proprietary classification system used by Dow Jones Indexes.

Review Process: The Underlying Index is reviewed by Dow Jones on a quarterly basis. Shares outstanding totals for component stocks are updated during each quarterly review. If the number of outstanding shares for an Underlying Index component changes by more than 10% due to a corporate action, the shares total will be adjusted immediately after the close of trading on the date of such event. If a change in float-adjusted shares reflects a combination of a share increase (or decrease) and block ownership decrease (or increase), such as a secondary offering (or block purchase), the new total of outstanding shares will be used to calculate the new share blocks. If a block ownership change is part of a float change involving a change in total shares outstanding of less than 10%, the block must increase (or decrease) by at least five percentage points to trigger the adjustment. If the impact of corporate actions during the period between quarterly share updates changes the number of a company’s float-adjusted shares outstanding by 10% or more, the company’s shares and float factor will be updated as soon as prudently possible. In the event that a component no longer meets the eligibility requirements, it will be removed from the Index.

Whenever possible, Dow Jones will announce any such change at least two business days prior to its implementation. Changes in shares outstanding due to stock dividends, splits, and other corporate actions also are adjusted immediately after the close of trading on the day they become effective. Quarterly reviews are implemented during March, June, September, and December. Both component changes and share changes become effective at the opening on the first Monday after the third Friday of the review month. Changes to the Underlying Index are implemented after the official closing levels have been established. All adjustments are made before the start of the next trading day. Constituent changes that result from a periodic review will be announced on the second Friday of the third month of each quarter.

In addition to the scheduled quarterly reviews, the Underlying Index is reviewed on an ongoing basis. Changes in Underlying Index composition and related weight adjustments are necessary whenever there are extraordinary events such as delistings, bankruptcies, mergers, or takeovers involving index components. In these cases, each event will be taken into account as soon as it is effective. Whenever possible, the changes in the Underlying Index components will be announced at least two business days prior to their implementation date.

Background on the Dow Jones Indexes Proprietary Industry Classification System

Companies are assigned to industry groups based on the revenues received in their lines of business. Mergers, takeovers, and spinoffs,

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as well as organic growth in a company’s business segments, can require industry and sector transfers. Stocks in the Dow Jones Global Indexes are categorized into 10 industries, 19 supersectors, 41 sectors and 114 subsectors, as defined by the proprietary classification system used by Dow Jones Indexes. These segments are designed to reflect the risk characteristics of a specific market by grouping together constituents that respond in similar ways to economic, political and environmental factors. The Real Estate supersector is composed of two sectors, the Real Estate Investment & Services sector and the Real Estate Investment Trusts sector, both of which contain subsectors. The Real Estate Investment & Services sector consists of the Real Estate Holding & Development subsector and the Real Estate Services subsector. The Real Estate Investment Trusts sector consists of the Industrial & Office REITs subsector, the Retail REITs subsector, the Residential REITs subsector, the Diversified REITs subsector, the Specialty REITs subsector, the Mortgage REITs subsector and the Hotel & Lodging REITs subsector. Dow Jones’ definitions of each of these subsectors are set forth below.

Real Estate Holding & Development—Companies that invest directly or indirectly in real estate through development, investment or ownership. Excludes real estate investment trusts and similar entities, which are classified as Real Estate Investment Trusts.

Real Estate Services—Companies that provide services to real estate companies but do not own the properties themselves. Includes agencies, brokers, leasing companies, management companies and advisory services. Excludes real estate investment trusts and similar entities, which are classified as Real Estate Investment Trusts.

Industrial & Office REITs—Real estate investment trusts or corporations (REITs) or listed property trusts (LPTs) that primarily invest in office, industrial and flex properties.

Retail REITs—Real estate investment trusts or corporations (REITs) or listed property trusts (LPTs) that primarily invest in retail properties. Includes malls, shopping centers, strip centers and factory outlets.

Residential REITs—Real estate investment trusts or corporations (REITs) or listed property trusts (LPTs) that primarily invest in residential home properties. Includes apartment buildings and residential communities.

Diversified REITs—Real estate investment trusts or corporations (REITs) or listed property trusts (LPTs) that invest in a variety of property types without a concentration of any single type.

Specialty REITs—Real estate investment trusts or corporations (REITs) or listed property trusts (LPTs) that invest in self storage properties, properties in the health care industry such as hospitals, assisted living facilities and health care laboratories, and other specialized properties such as auto dealership facilities, timber properties and net lease properties.

Mortgage REITs—Real estate investment trusts or corporations (REITs) or listed property trusts (LPTs) that are directly involved in lending money to real estate owners and operators or indirectly through the purchase of mortgages or mortgage backed securities.

Hotel & Lodging REITs—Real estate investment trusts or corporations (REITs) or listed property trusts (LPTs) that primarily invest in hotels or lodging properties.

Historical Information

We obtained the historical trading price information in the chart and the graph below from Bloomberg, L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P.

The historical prices of the ETF should not be taken as an indication of future performance, and no assurance can be given as to the Closing Price of the ETF on any of the averaging dates. We cannot give you assurance that the performance of the ETF will result in the return of any of your initial investment.

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The following table sets forth the high and low closing prices of the ETF, as well as end-of-quarter closing prices, during the periods indicated below:

Quarter / Period Ending	Quarterly High ($)	Quarterly Low ($)	Quarterly Close ($)
March 31, 2008	68.74	56.74	65.10
June 30, 2008	71.76	60.24	60.80
September 30, 2008	77.48	55.17	61.95
December 31, 2008	61.17	23.51	37.23
March 31, 2009	37.66	20.98	25.46
June 30, 2009	36.14	24.74	32.42
September 30, 2009	46.46	29.14	42.67
December 31, 2009	47.94	39.45	45.92
March 31, 2010	51.16	41.71	49.78
June 30, 2010	55.00	43.16	47.21
September 30, 2010	55.41	44.85	52.88
December 31, 2010	57.97	52.27	55.96
March 31, 2011	60.79	55.15	59.40
June 30, 2011	62.80	57.94	60.30
September 30, 2011	63.00	49.05	50.57
December 31, 2011	58.18	46.70	56.81
March 31, 2012	62.81	56.06	62.30
June 30, 2012	64.87	58.88	63.94
September 30, 2012	68.26	63.67	64.38
December 31, 2012	65.56	60.84	64.67
March 31, 2013	69.55	65.29	69.48
April 16, 2013*	72.60	69.51	71.91

*	High, low and closing prices are for the period starting April 1, 2013 and ending April 16, 2013.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

The following graph sets forth the historical performance of the ETF based on daily Closing Prices from January 1, 2008 through April 16, 2013. The Closing Price of the ETF on April 16, 2013 was $71.91.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

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